UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2026

Rob O'Hare
Chief Financial Officer
Affirm Holdings, Inc.
650 California Street
San Francisco, California 94108

Re: Affirm Holdings, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2025
File No. 001-39888

Dear Rob O'Hare:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2025

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 61

1. Please revise, in future filings, to provide a discussion of financial condition and changes in financial condition for the periods presented in accordance with Item 303(b) of Regulation S-K. As it relates to changes in your loan balance from period to period, include quantification and discussion of factors driving the change by loan product (e.g., Pay-in-X, 0% annual percentage rate (“APR”) monthly installment loans and interest-bearing monthly installment loans.). In this regard, we note that you quantify the percentage of GMV by loan product for each period on page 62.

Results of Operations
Comparison of the Years Ended June 30, 2025 and 2024, page 68

2. In future filings, please expand your discussion of period-over-period changes by revenue line item to also disclose changes in the weighted average fee rates, interest rates and expected weighted average loan duration, to the extent applicable or appropriate, for the differing loan portfolio products for each of the periods presented. In this regard, we

note that your current discussion indicates a 31% increase in your merchant network revenue from June 30, 2024 to June 30, 2025, while GMV grew by 38% over the same periods. Similarly, we note that card network revenue grew by 53% while GMV grew by 45% over the same periods. Refer to Item 303(b)(2) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Marc Thomas at 202-551-3452 or Robert Klein at 202-551-3847 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance